UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Remitly Global, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75960P104

(CUSIP Number)

March 7, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75960P104	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trilogy Equity Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,474,948
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,474,948
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,474,948
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.90% (2)
12	TYPE OF REPORTING PERSON OO

(1)

This Schedule 13G/A is filed by Trilogy Equity Partners, LLC (“Trilogy”). John Stanton, Theresa Gillespie, Mikal Thomsen, Peter van Oppen, and Amy McCullough are the members of the board of managers of Trilogy, which board has voting and dispositive power over the shares held by Trilogy (the “Shares”). None of such individuals is the record holder of the Shares and each disclaims beneficial ownership of the Shares, except to the extent of their pecuniary interest therein, if any.

(2)

Based on 164,106,480 shares of common stock of Remitly Global, Inc. (the “Company”) outstanding as of November 9, 2021, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2021.

CUSIP No. 75960P104	13G/A	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Remitly Global, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1111 Third Avenue, Suite 2100, Seattle, WA 98101

Item 2(a)	Name of Person Filing:

Trilogy Equity Partners, LLC (“Trilogy”)

Item 2(b)	Address of Principal Business Office or, If None, Residence:

155 108th Avenue NE, Suite 400, Bellevue, WA 98004

Item 2(c)	Citizenship:

Washington

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number:

75960P104

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ❑ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) ❑ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ❑ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ❑ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ❑ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ❑ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ❑ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ❑ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 75960P104	13G/A	Page 4 of 5 Pages

(i) ❑ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ❑ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ❑ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____________

Not applicable.

Item 4.	Ownership

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class*
Trilogy Equity Partners, LLC	1,474,948	0	1,474,948	0	1,474,948	0.90%

John Stanton, Theresa Gillespie, Mikal Thomsen, Peter van Oppen, and Amy McCullough are the members of the board of managers of Trilogy, which board has voting and dispositive power over the Shares. None of such individuals is the record holder of the Shares and each disclaims beneficial ownership of the Shares, except to the extent of their pecuniary interest therein, if any.

*

Based on 164,106,480 shares of the Company’s common stock outstanding as of November 9, 2021, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 12, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box:  ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 75960P104	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2022	TRILOGY EQUITY PARTNERS, LLC

	By:	/s/ Amy McCullough
	Name:	Amy McCullough
	Title:	President, Managing Director